UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

May 15, 2008

To Whom It May Concern:

Mizuho Securities Co., Ltd.

Announcement Regarding Reduction in Amount of Stated Capital and

Reduction in Amount of Capital Surplus and Retained Earnings

Mizuho Securities Co., Ltd. (the “Company”) hereby announces that its Board of Directors resolved on May 15, 2008 to propose a reduction in the amount of stated capital and a reduction in the amount of capital surplus and retained earnings as described in detail below at the general shareholders meeting scheduled to be held on June 25, 2008.

1.	Purpose of Reduction in Amount of Stated Capital and Reduction in Amount of Capital Surplus and Retained Earnings

The Company recorded a consolidated net loss of JPY 418.7 billion in the previous fiscal year due mainly to valuation losses on securitization products held by consolidated subsidiaries. The Company intends to reduce the amount of stated capital and the amount of capital surplus and retained earnings to make up for the losses and to ensure financial flexibility for the future.

2.	Reduction in Amount of Stated Capital

The Company will reduce its stated capital, which was JPY 395,146,000,000 as of March 31, 2008, by JPY 145,146,000,000, resulting in stated capital of JPY 250,000,000,000. The amount reduced from stated capital will be transferred to the “Other Capital Surplus” account. With respect to the method of reduction in the amount of stated capital, the total number of outstanding shares will remain unchanged, and the reduction will be only to the amount of stated capital.

3.	Reduction in Amount of Capital Surplus and Retained Earnings

The Company will reduce all of the Company’s capital surplus of JPY 325,288,541,019 as of March 31, 2008 and will transfer it to the “Other Capital Surplus” account.

The Company will reduce all of the Company’s retained earnings of JPY 870,380,000 as of March 31, 2008 and will transfer it to the “Retained Earnings Carried Forward” account.

4.	Schedule of Reduction in Amount of Stated Capital and Reduction in Amount of Capital Surplus and Retained Earnings

Date of Public Notice Regarding Creditors’ Objection	May 28, 2008 (expected)
Date of Shareholders Meeting	June 25, 2008 (expected)
Final Date of Creditors’ Objection	June 28, 2008 (expected)
Effective Date	June 30, 2008 (expected)

<Contact Information>

Mizuho Securities Co., Ltd. Corporate Communications	Tel. +81-3-5208-2030